UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 31, 2006

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82--

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. Financial Statements as of and for the three months ended March 31, 2006, as filed with the Chilean Superintendency of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A

Date: May 05, 2006 By: Patricio Bosselin Molina Principal Financial Officer

ASSETS
		mm	dd	Yr	mm	dd	yr
		03	31	2006	03	31	2005
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		17,083,093			21,216,630
5.11.10.10 Available		451,727			433,083
5.11.10.20 Time deposits		0			0
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	2,064,782			1,849,129
5.11.10.50 Notes receivable (net)	5	741,294			1,585,756
5.11.10.60 Sundry debtors (net)	5	448,086			490,713
5.11.10.70 Related companies bills receivable and debtors	6	1,619,727			4,692,250
5.11.10.80 Inventories (net)	7	10,643,628			10,700,771
5.11.10.90 Recoverable taxes		297,206			506,508
5.11.20.10 Prepaid expenses	28	707,890			838,898
5.11.20.20 Deferred taxes		79,325			0
5.11.20.30 Other current assets	9	29,428			119,522
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	110,139,504			130,953,416
5.12.10.00 Land	10	30,028,147			40,443,071
5.12.20.00 Constructions and infrastructure works	10	48,326,957			55,510,105
5.12.30.00 Machinery and equipment	10	18,579,547			24,243,545
5.12.40.00 Other fixed assets	10	35,472,273			39,036,431
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	(22,267,420)			(28,279,736)
5.13.00.00 TOTAL OTHER ASSETS		26,338,450			25,182,703
5.13.10.10 Investments in related companies		3,764			2,786
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	12	13,214,226			14,361,316
5.13.10.40 Higher value of investments (less)	12	(30,196)			(34,700)
5.13.10.50 Long-term debtors	5	508,263			540,593
5.13.10.60 Long-term related companies bills receivable and debtors		3,853,232			0
5.13.10.65 Long-term deferred taxes	8	7,540,772			8,828,492
5.13.10.70 Intangible		9,755			10,777
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	13	1,238,634			1,473,439
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		153,561,047			177,352,749
LIABILITIES
		mm	Dd	Yr	mm	Dd	Yr
		03	31	2006	03	31	2005
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		41,609,264			46,188,972
5.21.10.10 Short-term bank and financial institutions obligations	14	1,680,402			7,281,278
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,626,088			3,882,493
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	27	21,341,006			19,348,547
5.21.10.80 Notes payable		199,041			119,077
5.21.10.90 Sundry creditors	29	1,681,205			1,432,646
5.21.20.10 A related company notes and accounts payable	6	11,461,693			12,238,060
5.21.20.20 Provisions	16	573,983			805,059
5.21.20.30 Withholdings		647,588			532,132
5.21.20.40 Income tax		0			0
5.21.20.50 Income received in advance	17	398,258			461,124
5.21.20.60 Deferred taxes	8	0			88,556
5.21.20.70 Other current liabilities		0			0
5.22.00.00 TOTAL LONG-TERM LIABILITIES		30,900,658			38,146,684
5.22.10.00 Bank and financial institutions obligations	15	8,873,371			13,914,006
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		812,479			932,010
5.22.40.00 Long-term sundry creditors	29	2,366,285			3,169,138
5.22.50.00 Long-term related companies note and account payable	6	17,953,491			18,632,875
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Deferred taxes long-term	8	0			0
5.22.80.00 Others long-term liabilities	17	895,032			1,498,655
5.23.00.00 MINORITY INTEREST	18	16,853			21,363
5.24.00.00 TOTAL EQUITY		81,034,272			92,995,730
5.24.10.00 Paid-in capital	19	59,925,903			60,215,121
5.24.20.00 Capital revaluation reserves	19	(179,778)			(481,721)
5.24.30.00 Share premium	19	30,559,397			30,552,888
5.24.40.00 Other reserves	19	(9,340,450)			(5,355,333)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	69,200			8,064,775
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	19	2,467,079			10,563,716
5.24.53.00 Accumulated losses (less)		0			0
5.24.54.00 Profits (losses) of the period	19	(2,397,879)			(2,498,941)
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accum. deficit		0			0
5.20.00.00 TOTAL LIABILITIES		153,561,047			177,352,749
INCOME STATEMENT
		mm	dd	Yr	mm	dd	Yr
		03	31	2006	03	31	2005
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(1,563,978)			(1,595,306)
5.31.11.10 TRADING MARGIN		6,308,887			5,759,319
5.31.11.11 Trading income		27,481,191			26,392,195
5.31.11.12 Operating cost (less)		(21,172,304)			(20,632,876)
5.31.11.20 Administration and sales expenses (less)		(7,872,865)		(7,354,625)
5.31.12.00 NON-TRADING INCOME		(684,456)			(1,425,694)
5.31.12.10 Financial income		19,529			2,063
5.31.12.20 Related companies investments profits		12			947
5.31.12.30 Other non-trading income	20	50,456			180,647
5.31.12.40 Related companies investments losses (less)		0			0
5.31.12.50 Amortization lower value of the investment (less)	12	(272,675)			(332,061)
5.31.12.60 Financial expenses (less)		(626,264)			(1,011,098)
5.31.12.70 Other non-operating expenses (less)	20	(12,846)			(5,980)
5.31.12.80 Price-level restatement	21	82,850			(162,258)
5.31.12.90 Exchange rate differences	22	74,482			(97,954)
5.31.10.00 Profit before income tax and extraordinary items		(2,248,434)			(3,021,000)
5.31.20.00 Income tax	8	(151,253)			519,733
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		(2,399,687)			(2,501,267)
5.31.50.00 Minority interest		680			1,198
5.31.00.00 NET PROFIT (LOSS)		(2,399,007)			(2,500,069)
5.32.00.00 Amortization of higher value of investments	12	1,128			1,128
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(2,397,879)			(2,498,941)

CASH FLOW STATEMENT-DIRECT
		mm	dd	yr	mm	dd	yr
		03	31	2006	03	31	2005
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		1,298,731			(5,352,023)
5.41.11.10 Collection from debtors from sales		32,924,600			63,681,470
5.41.11.20 Financial income received		24,887			469,156
5.41.11.30 Dividends and other distributions received		0			0
5.41.11.40 Other income received		9,128			122,481
5.41.11.50 Payments to suppliers and personnel (less)		(30,680,610)			(67,330,498)
5.41.11.60 Paid interest (less)		(554,365)			(1,390,082)
5.41.11.70 Paid income tax (less)		(4,521)			(6,406)
5.41.11.80 Other paid expenses (less)		(30,484)			(23,637)
5.41.11.90 Paid Value Added Tax and other similar (less)		(389,904)			(874,507)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		(1,124,041)			3,634,837
5.41.12.05 Placement of cash shares		0			0
5.41.12.10 Loans obtained		3,383,991			7,044,376
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		0			0
5.41.12.25 Other loans obtained from related companies		0			698,239
5.41.12.30 Other sources of financing		0			(6,138)
5.41.12.35 Payment of Dividends (less)		0			0
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		(4,008,463)			(4,085,940)
5.41.12.50 Payment of obligations with the public (less)		(12,108)			(15,700)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		0			0
5.41.12.60 Payment of other loans of related companies (less)		(487,461)			0
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		0			0
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		(121,829)			99,500
5.41.13.05 Sale of Fixed Assets		0			117,190
5.41.13.10 Sale of permanent investments		0			0
5.41.13.15 Sale other investments		0			0
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		0			0
5.41.13.35 Addition of fixed assets (less)		(121,829)			(17,690)
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		0			0
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			0
5.41.13.65 Other investment disbursements (less)		0			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		52,861			(1,617,686)
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		(408)			(16,645)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		52,453			(1,634,331)
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		399,274			2,067,310
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		451,727			432,979
FLOW - RESULT CONCILIATION
		mm	dd	yr	mm	dd	Yr
		03	31	2006	03	31	2005
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(2,397,879)			(2,498,941)
5.50.20.00 Profit or loss from disposal of assets		0			0
5.50.20.10 (Profits) Loss from disposal of fixed assets		0			0
5.50.20.20 Profits on investments sale (less)		0			0
5.50.20.30 Loss on investments sale		0			0
5.50.20.40 (Profits) Loss on other assets sale		0			0
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		1,357,487			1,240,000
5.50.30.05 Depreciation of the period		977,335			1,247,766
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		321,952			(455,432)
5.50.30.20 Profits accrued from investments in Related Companies (less)		(12)			(947)
5.50.30.25 Loss accrued on investments in related companies		0			0
5.50.30.30 Amortization of lower value of investment		272,675			332,061
5.50.30.35 Amortization of higher value of investments (less)		(1,128)			(1,128)
5.50.30.40 Net Price-Level restatement		(82,850)			162,258
5.50.30.45 Net exchange rate gains/losses		(74,482)			97,954
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		(93,499)			(142,532)
5.50.30.55 Other charges to results that do not represent cash flow		37,496			0
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		(145,402)			846,998
5.50.40.10 Debtors from sales		14,859			124,895
5.50.40.20 Inventories		323,561			95,314
5.50.40.30 Other assets		(483,822)			626,789
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		2,485,205			(4,938,882)
5.50.50.10 Accounts payable related to operating results		2,370,553			(4,826,025)
5.50.50.20 Payable interest		0			0
5.50.50.30 Payable income tax (net)		0			(15,663)
5.50.50.40 Other accounts payable related with non-trading income		114,652			(97,099)
5.50.50.50 Payable V.A.T. And other similar (net)		0			(95)
5.50.60.00 Minority Interest Profits (loss)		(680)			(1,198)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		1,298,731			(5,352,023)

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, Chilean Securities and Insurance Superintendence, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company is subjected to the control of this Superintendence.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover a three-months comprised between January 01 and March 31, 2006 and 2005.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Superintendence. Should any discrepancies occurs, the regulations instructed by the Superintendence would prevail over the former ones. Except by the investments in subsidiaries, which are registered in a single line of the general balance sheet, to their proportional patrimonial value, and therefore, they have not been consolidated line to line. This treatment does not modify the net result of the year nor the patrimony.

(c) Bases of Presentation

For comparative purposes, the financial statements as of March 31, 2006 are presented updated by 4.1%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected due to inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at March 31, 2006. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely -0.3% and -0.8% for the periods ended on March, 2006 and 2005 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of March 31, 2006 and 2005 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2006	2005
	$ Per Unit
Unidad de Fomento	17,915.66	17,198.78
U.S. Dollar	526.18	585.93
Argentinean Peso	170.865	200.8331

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential wrong debt accounts receivables, the companies have set a provision over all those balances assessed as unrecoverable. As of March 31, 2006 and 2005 the provisions for debtors from sales and notes receivable for a total amount of ThCh$897,419 and ThCh$780,817 respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin number 33 of the Colegio de Contadores de Chile A.G.

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of March 31, 2006 and 2005, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin number 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998 and according to the provisions indicated in the circular letter Number 1358 issued by the Chilean Securities and Insurance Superintendence, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Superintendence.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled.

The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The amount of the assets for deferred taxes is reduced, if it is necessary, for the amount of any tributary benefit that is expected based on the available evidence that it could not be carried out in the medium term.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Superintendence. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	03-31-2006			03-31-2005
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.000	100.0000

03. ACCOUNTING CHANGES

During the period of three months between January 1st, and March 31, 2006 and 2005 changes in the application of Accounting Principles in relation to previous periods, as those Accounting Principles did not exist before.

04. NEGOTIABLE SECURITIES

As of March 31, 2006 and 2005, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	03-31-2006	03-31-2005

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	03-31-2006	03-31-2005	03-31-2006	03-31-2005		03-31-2006	03-31-2005	03-31-2006	03-31-2005
Debtors from sales	2,358,221	0	0	1,849,129	2,358,221	2,064,782	1,849,129	0	0
Estimation of bad debt					293,439	0	0	0	0
Notes receivable	1,345,274	0	0	1,585,756	1,345,274	741,294	1,585,756	0	0
Estimation of bad debt					603,980	0	0	0	0
Sundry debtors	448,086			490,713	448,086	448,086	490,713	508,263	540,593
Estimation of bad debt								0	0
						Total long-term Debtors		508,263	540,593

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.
  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.
  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in U.F. (Indexed Unit); therefore this is the method of index.
  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		03-31-2006	03-31-2005	03-31-2006	03-31-2005
88.541.600-4	Inversiones Errazuriz Ltda.	1,273,208	4,501,129	0	0
0-E	Puerta Grande	336,499	107,731	0	0
65.229.660-2	OTIC	8,815	0	0	0
0-E	Multideal	890	754	0	0
0-E	Caucho S.A.	76	48	0	0
O-E	Visa S.A.	205	0	0	0
O-E	Distribuidora de Maquinarias	34	0	0	0
99.542.800-8	Inmobiliaria y Comercial S.A.	0	82,297	0	0
99.548.390-4	Inmobiliaria Comercial S.A.	0	291	0	0
88.486.700-2	Unimarc Internacional S.A.	0	0	3,853,232	0
TOTALS		1,619,727	4,692,250	3,853,232	0
Notes and Accounts Payables
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		03-31-2006	03-31-2005	03-31-2006	03-31-2005
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	75,017	228,181	0	0
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	499,685	573,048	17,196,592	17,643,836
0-E	Unitrade Interamericana	27,011	34,266	0	0
88.163.300-0	Inversiones Culenar S.A.	2,871,510	0	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	6,282,892	0	0	0
0-E	Compania Tauro S.A.	0	0	756,899	989,039
88.461.600-k	Servicios Integrales S.A.	496,234	25,985	0	0
96.591.240-1	Gafonac S.A	1,209,344	11,339,982	0	0
93.756.000-1	Cidef S.A.	0	36,598	0	0
TOTALS		11,461,693	12,238,060	17,953,491	18,632,875

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	03-31-2006		03-31-2005
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
PUERTA GRANDE	0-E	Comm. Adm.	Curr. Acct. Receivable	336,499		107,731
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Curr. Acct. Receivable	647,316
		Comm. Adm.	Curr Acct payables	647,316
GANADERA Y FORESTAL NACIONAL S.A.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	223,540
		Comm. Adm.	Curr. Acct. Payables	223,540
AGRICOLA PICHILEMU LTDA.	78.776.810-5	Comm. Adm.	Curr. Acct. Receivable			128,928
		Comm. Adm.	Curr. Acct. Payable	11,080		178,981
SOC.AGRICOLA LAS CRUCES S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	653,187
		Comm. Adm.	Curr. Acct. Payable	714,693		240,117
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	15,110,039		3,221,269
		Comm. Adm.	Curr. Acct. Payable	14,964,786		3,716,862
		Comm. Adm.	Invoices Payables	146,080	122,756
INMOBILIARIA Y CONSTRUCCTORA NACIONAL S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	92,237
		Comm. Adm.	Curr. Acct. Payable	15,687,120		593,346
INVERSIONES FINANCIERAS S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	810,774		253,178
		Comm. Adm.	Curr. Acct. Payables	810,774

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				03-31-2006		03-31-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
INVERSIONES CULENAR S.A.	88.163.300-0	Comm. Adm.	Curr. Acct. Receivable	320,000		272,742
		Comm. Adm.	Curr. Acct. Payable	3,191,510		2,664,273
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	2,973,619		1,217,724
		Comm. Adm.	Curr. Acct. Payable	3,398,044		1,226,748
		Comm. Adm.	Invoices payables	32,949	27,688
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Curr. Acct. Receivable	1,924,998
		Comm. Adm.	Curr acct payables	1,927,557
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	Acc.	Curr. Acct. Receivable	4,179,724		10,157,275
		Acc.	Curr. Acct. Payable	2,871,979		208,802
RENTA NAC. CIA SEG. VIDA S.A.	94.716.000-1	Comm. Adm.	Curr. Acct. Receivables			391,182
		Comm. Adm.	Curr. Acct. Payable	499,716		956,641
HOLDING UNIMARC S.A.	94.827.000-5	Comm. Adm.	Curr. Acct. Receivable	719,186
		Comm. Adm.	Curr. Acct. Payable	860,641
		Comm. Adm.	Debtors from sales	278,616	234,131
UNITED MARKETING AND SALES CHILE S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	6,922,959		3,860,432
		Comm. Adm.	Curr. Acct. Payable	3,875,778		4,057,165
		Comm. Adm.	Debtors from sales	59,029	49,604
		Comm. Adm.	Invoices payables	3,158,356	2,654,081	49,302	41,430
INDUSTRIA FORESTAL NACIONAL S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	711		7,239,537
		Comm. Adm.	Curr. Acct. Payable	98,348
COSAYACH NITRATO S.A.	96.538.430-8	Comm. Adm.	Curr. Acct. Receivable	148,474
		Comm. Adm.	Curr. Acct. Payable	148,474
INVERSIONES POZO ALMONTE S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	84,027
		Comm. Adm.	Curr. Acct. Payable	84,027

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

				03-31-2006		03-31-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP		AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Impresos Loma Blanca S.A.	96.574.110-0	Comm. Adm.	Curr. Acct. Receivable			110,261
		Comm. Adm.	Curr. Acct. Payables	24,435
GANADERA FORESTAL NACIONAL S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	184,100		2,281,740
		Comm. Adm.	Curr. Acct. Payable	1,396,294		1,022,398
SALMOCONCECIONES S.A.	96.603.640-0	Comm. Adm.	Curr. Acct. receivable			265,535
SMC CIA. DE SALITRE Y YODO 1 REGION	96.630.310-7	Comm. Adm.	Curr. Acct. Receivable	5,545
		Comm. Adm.	Curr. Acct. Payable	5,545
PESQUERA BAHIA CORONEL S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable	40,854
		Comm. Adm.	Curr. Acct. Payable	40,854
MERCANTIL CIDEF S.A.	96.680.010-0	Comm. Adm.	Curr. Acct. Receivable	152,279
		Comm. Adm.	Curr. Acct. Payable	168,839
SERVICIO DE PERSONAL AUSTRAL S.A.	96.797.780-2	Comm. Adm.	Curr. Acct. Receivable	33,372
		Comm. Adm.	Curr. Acct. Payable	44,956
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	2,127,155		633,532
		Comm. Adm.	Curr. Acct. Payable	2,141,373		310,636
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	997,693
		Comm. Adm.	Curr. Acct. Payable	884,401
		Comm. Adm.	Invoices Payables	188,493	158,397

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions
				03-31-2006		03-31-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
SALMONES Y PESQUERA NACIONAL S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Payable			401,849
ADM. Y SERV. MULTIFUNCIONAL S.A.	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	168,666		132,346
		Comm. Adm.	Curr. Acct. Payable	168,666		237,599
SERVICIOS MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable	1,364,176
		Comm. Adm.	Curr. Acct. Payable	1,299,036		225,314
ADM. Y SERV. GENERALES S.A.	96.879.090-0	Comm. Adm.	Curr. Acct. Receivable	248,507		198,395
		Comm. Adm.	Curr. Acct. Payable	241,533
EMPRESA DE GESTION Y ADMINIST. S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	741,804
		Comm. Adm.	Curr. Acct. Payable	741,804		173,294
NEGOCIOS Y SERVICIOS GENERALES S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	254,333		174,153
		Comm. Adm.	Curr. Acct. Payable	259,672		223,435

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

				03-31-2006		03-31-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
SALMONES DE CHILE S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	20,021
		Comm. Adm.	Curr. Acct. Payable	20,021
CORPORACION DE INVERSION Y DESARROLLO CIDEF S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	2,943,175
		Comm. Adm.	Curr. Acct. Payable	2,943,175		3,068,865
ADMINISTRADORA SOLUCION S.A.	99.545.240-5	Comm. Adm.	Curr. Acct. Receivable	269,890
		Comm. Adm.	Curr. Acct. Payable	270,198

GUARDIAS DE SEGURIDAD UNO S.A.	99.596.490-2	Comm. Adm.	Curr. Acct. Receivable	161,252
		Comm. Adm.	Curr. Acct. Payable	198,663

GUARDIAS DE SEGURIDAD DOS S.A.	99.596.500-3	Comm. Adm	Curr. Acct. Receivable	146,337		50,201,587	41,430
		Comm. Adm	Curr. Acct. Payable	201,291

AGRICOLA Y VINEDOS TIERRUCA S.A.	99.521.630-2	Comm. Adm	Curr. Acct. Payable	118,370
		Comm. Adm	Debtors from Sales	162,737	136,754

07. INVENTORY

This item, as of March 31, 2006 and 2005, is structured as follows:

Items	2006	2005
	ThCh$	ThCh$

Inventories	10,643,628	10,700,771

Total	10,643,628	10,700,771

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, and its calculation, are explained in the note 2 (m), ascending to an amount of active net of ThCh$7,620,097 at March 31, 2006, and ThCh$8,739,936 of active net at March 31, 2005, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	03-31-2006				03-31-2005
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	104,445	58,714	0	0	104,434	60,545	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	6,311	1,434	0	0	42,127		0	0
Intangibles amortization	0	0	0	0	0		0	0
Assets in leasing	0	0	2,184	6,740	5,352	21,411	0	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	38,023	103,487	221,075	607,178	87,611	350,448	284,560	1,095,067
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	16,420	51,420	0	139,335	6,941	36,287	0	170,486
Tax losses of the period	158,892	9,832,473	0	0	1,946	9,369,979	0	0
Profit from leaseback difference	62,711	250,843	0	0	63,844	255,375	0	0
Prepaid expenses	0	0	84,218	4,346	0	0	116,251	0
Provision of judgment	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0

OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	2,000,000
TOTALS	386,802	8,298,371	307,477	757,599	312,255	10,094,045	400,811	1,265,553

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	03-31-2006	03-31-2005

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	(667,034)	173,008
Tax benefits due to tax losses	515,781	346,725
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	(151,253)	519,733

09. OTHER CURRENT ASSETS

As of March 31, 2006 and 2005, the following concepts are presented under this item:
Items	2006	2005
	ThCh$	ThCh$

Leasing and Insurance deferred VAT	25,012	43,929
Other	3,062	75,593
Customer Duty	1,354	0

Total	29,428	119,522

10. FIXED ASSETS

Fixed Assets, as of March 31, 2006 and 2005, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2006 M$			2005 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	30,028,147		30,028,147	40,443,071		40,443,071
Construction and infrastructure works	48,326,957	(7,080,908)	41,246,049	55,510,103	(7,635,515)	47,874,588
Machinery and Equipment's	18,579,548	(6,542,296)	12,037,252	24,243,545	(9,604,098)	14,639,447

Other Fixed Assets
Furniture and utiles	2,757,673	(1,623,887)	1,133,786	4,466,267	(3,318,209)	1,148,058
Facilities	8,576,803	(3,731,098)	4,845,705	10,453,245	(5,099,658)	5,353,587
Works in progress	1,996,282		1,996,282	1,990,379		1,990,379
Assets in Leasing	22,141,515	(3,289,230)	18,852,285	22,126,542	(2,622,256)	19,504,286
Sub-totals	35,472,273	(8,644,215)	26,828,058	39,036,433	(11,040,123)	27,996,310
TOTALS	132,406,925	(22,267,419)	110,139,506	159,233,152	(28,279,736)	130,953,416

Assets in Leasing

Comprising of other fixed assets, assets in leasing by ThCh$18,852,286 and ThCh$19,504,288 as of March 31st, 2006 and 2005 are included respectively, which have been valorized according to the indicated in Note 2 (j). The assets in leasing are not legally property of the Corporation thus. Meanwhile the Corporation does not exert the purchase option cannot dispose of them freely. The detail of leasing contracts as of March 31st, 2006 is the following:

Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate

Corp. Vida S.A.	SM La Reina	1,590,994	157	06-06-18	UF+TIP
Hewlett Packard S.A.	Computacional	96,951	1	10-01-06	U$$+TIP
	Equipment
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,614,352	252	05-12-25	UF+TIP
Telmex	Supermarkets	1,394,715	243	01-01-10	U$$+TIP
Deferred Profit Lease Back	Cash Registered	(1,844,426)
	SM La Florida
Totals		18,852,586

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:
Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.00000	42.00000	9,139	6,633	27	(2,255)	12	(947)	3,764	2,786	0	0	3,764	2,786
TOTAL													3,764	2,786	0	0	3,764	2,786

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA, the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664 (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	03-31-2006		03-31-2005
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	129,618	7,062,248	189,039	7,638,553
96.799.180-5	Inmobiliaria de Supermercados S.A.	119,851	4,993,777	119,825	5,472,014
88.627.400-9	Unimarc Abastecimientos S.A.	22,505	1,110,232	22,500	1,199,995
87.678.300-2	Comercial S.M. Rancagua S.A.	624	42,413	697	50,754
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	1	32	0	0
96.629.940-1	Transportes Santa Maria S.A.	76	5,524	0	0
Total		272,675	13,214,226	332,061	14,361,316

Higher Value

TAXPAYER NUMBER	COMPANY	03-31-2006		03-31-2005
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT I3N THE PERIOD	Higher Value Balance
86.360.500-8	Adm. de Supermercados S.A.	1,128	30,196	1,128	34,700

	TOTAL	1,128	30,196	1,128	34,700

13. OTHER (Assets)

Other Long Term Assets

As of March 31, 2006 and 2005, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2006	2005
	ThCh$	ThCh$

Warranties	1,031,271	281,392
Computational system project	10,800	110,494
Other Taxes to be recovered from Subsidiary in Argentina		831,522
Other long term assets	196,563	250,031

Total	1,238,634	1,473,439

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of March 31, 2006 and 2005 is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05
Short Term (code 5.21.10.10)

97.003.000-k	Banco do Brasil	0	0	0	0	0	0	0	0	0	726,869	618,051	0	618,051	726,869
97.051.000-1	Banco del Desarrollo	1,062,351	6,512,615	0	0	0	0	0	0	0	0	0	0	1,062,351	6,512,615
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	0	41,794	0	0		41,794
	Others	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	1,062,351	6,512,615	0	0	0	0	0	0	0	768,663	618,051	0	1,680,402	7,281,278
	Debt capital amount	1,056,159	6,500,406	0	0	0	0	0	0		767,715	616,764	0	1,672,923	7,268,121
	Avg. Annual Interest Rate	4.5	9	0	0	0	0	0	0	6.5	9	6	0
Long Term (Code 5,21,10,20)
97.023.000-9	Corp Banca	0	0	0	0	0	0	0	0	609,408	576,447	0	0	609,408	576,447
96.621.750-2	KfW	410,487	473,746	0	0	0	0	0	0	0	0	0	0	410,487	473,746
97.041.000-7	Bank Boston	2,161,021	2,477,713	0	0	0	0	0	0	0	0	0	0	2,161,021	2,477,713
O-E	Banco Societe Generale	0	0	0	0	0	0	220,593	136,054	0	0	0	0	220,593	136,054
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0		0	0	224,579	218,533	224,579	218,533
	Others		0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,571,508	2,951,459	0	0	0	0	220,593	136,054	609,408	576,447	224,579	218,533	3,626,088	3,882,493
	Debt capital amount	2,500,579	2,898,695	0	0	0	0	185,509	114,840	598,265	561,990	220,477	212,884	3,504,830	3,788,409
	Avg. Annual Interest Rate	4.5	6.5	0	0	0	0	14.5	0	8.1	8	0	0

	Percentage of obligations in foreign currency (%)			72.6400

	Percentage of obligations in domestic currency (%)			27.3600

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of March 31, 2006 and 2005 is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	U.F.	638,219	638,883			0	0	1,277,102	8.5	1,874,139
96.621.750-2	KfW	Dollars	395,859	395,859	791,718	989,651	0	0	2,573,087	5.6	3,441,631
97.036.000-K	Santander Santiago	$ non readjustment	239,955	193,856			0	0	433,811		687,713
96.621.750-2	Societe Generale	Otras Monedas	113,502	0	0	0	0	0	113,502	14.5	282,236
97.041.000-7	Bank Boston	Dollars	4,475,869	0	0	0	0	0	4,475,869	4.5	7,628,287
TOTALS			5,863,404	1,228,598	791,718	989,651	0		8,873,371		13,914,006
Percentage of obligations in foreign currency (%)	80.7200

Percentage of obligations in domestic currency (%)	19.2800

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of March 31, 2006 and 2005, the breakdown of this item is the following:

Items	2006	2005
	ThCh$	ThCh$
Holidays Provisions	41,192	47,109
Expenses Provisions		230,471
Judgment Provisions	384,770	316,263
Other Provisions	148,021	211,216
Total	573,983	805,059
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2006, the amount to be accrued is shown under the item Income received in advance of current liabilities.

On July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the district of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being accrued at December 31, 2004, the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $ 1,113,685.
Items	Short-term		Long-term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	398,258	461,124	895,032	1,498,655

Total	398,258	461,124	895,032	1,498,655

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$16,853 and ThCh$21,363 as of March 31, 2006 and 2005, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2006	2005	2006	2005
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,161	6,404
Transportes Santa Maria S.A.	0.40000	2.00000	(3,134)	(2,041)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,503	2,735
Unimarc Organizacion y Servicios S.A.	0.43726	0.04500	11,311	14,253
Inmobiliaria de Supermercados S.A.	0.00004	0.00004	9	9
Supermercados Hipermarc S.A.	0.00001	0.00001	3	3
Total			16,853	21,363

19. CHANGES IN EQUITY

The equity variations of the 2006 and 2005 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$698,564 and ThCh$1,558,438, (historic figure) as of March 31, 2006 and 2005 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

19. CHANGES IN EQUITY Changes in Equity

03-31-2006							03-31-2005
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period
Opening Balance	59,925,903	0	30,651,351	(10,069,222)	10,597,760	(8,123,258)	57,843,536		29,586,246	(6,756,905)	17,344,506	(7,115,008)
Distribution Previous Period	0	0	0	0	(8,123,258)	8,123,258	0	0	0	0	(7,115,008)	7,115,008
Final Dividend Previous Period	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0
Capitalization of Profits and/or Reserves	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	698,564	0	0	0	0	0	1,558,438	0	0
Own Capital Revaluation	0	(179,778)	(91,954)	30,208	(7,423)	0	0	(462,748)	(236,690)	54,055	(81,836)	0
Profit/Loss for the Period	0	0	0	0	0	(2,397,879)	0	0	0	0	0	(2,400,520)
Provisional Dividends	0	0	0	0	0	0	0	0	0	0	0	0
Closing Balance	59,925,903	(179,778)	30,559,397	(9,340,450)	2,467,079	(2,397,879)	57,843,536	(462,748)	29,349,556	(5,144,412)	10,147,662	(2,400,520)
Updated Balances							60,215,121	(481,721)	30,552,888	(5,355,333)	10,563,716	(2,498,941)

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	57,843,536		57,843,536

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of March 31, 2006 and 2005, the breakdown of this item is formed as follows:

Other non-operating income

Items	2006 ThCh$	2005 ThCh$

Rentals		115,337
Cashier register overage	13,921	10,525
Other non-operating income	36,535	54,785

Total	50,456	180,647

Other non-operating expenses

Items	2006 ThCh$	2005 ThCh$
Penalties and sanctions	780	455
Cashier register lacks	12,066	606
Other non-operating expenses		4,919
Total	12,846	5,980

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	03-31-2006	03-31-2005
Inventories		0	0
Fixed assets	IPC	(122,810)	(690,911)
Investments in related companies	IPC	(40,488)	(118,205)
Accounts receivables with related companies	UF	0	0
Other non-monetary assets	IPC,UF	(23,373)	(11,059)
Accounts of expenses and costs	IPC	(243)	868
Total (charges) credits		(186,914)	(819,307)

LIABILITIES (CHARGES) / CREDITS
Equity	IPC	248,948	757,034
Accounts payable with related companies	UF	0	0
Obligations with banks	UF	(6,490)	105,235
Minority interest		$(161,460)	(222,702)
Non-monetary liabilities	IPC,UF	188,766	17,479
Income account	IPC	0	0
Total (charges) credits		269,764	657,046
(Loss) Profit due to monetary correction		82,850	(162,258)

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		03-31-2006	03-31-2005
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	557,008	666,329
Other non-monetary assets	US$	6,150	29,934
Accounts receivables with related companies	US$	0	0
Total (charges) credits		563,158	696,263

LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	(333,733)	(691,332)
Other non-monetary liabilities	US$	(154,943)	(102,885)
Accounts payable with related companies	US$	0	0
Result from the translation of Argentinean Subsidiary	US$	0	0
Total (charges) credits		(488,676)	(794,217)
(Loss) Profit due to monetary correction		74,482	(97,954)

23. CONTINGENCIES & RESTRICTIONS

  Direct commitments

a.1) Banco BBVA

Since March 31, 2006, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the given guaranties to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several proceedings between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., were filed after Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were decided in favor of companies of the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).

  Claims being heard at an Arbitrating venue:

At present there are 31 claims - Arbitration Folders; each one bears the name Folder No. 01 through No. 31, plus one called Book and another one called Principal. The 31 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (Fra Fra Secrets), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, awarded against the claims of both parts.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, awarded against the claims of "Errazuriz Group".

Folder No. 9, awarded against the claims of "Errazuriz Group".

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, favorably awarded.

Folder No. 14, in a stage of summons to hear the final sentence.

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, awarded against the claims of "Errazuriz Group".

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, in a stage of summons to hear the final sentence.

Folder No. 22, in a stage of summons to hear the final sentence.

Folder No. 23, in a stage of summons to hear the final sentence.

Folder No. 24, in a stage of summons to hear the final sentence.

Folder No. 25, in a stage of summons to hear the final sentence.

Folder No. 26, in a stage of summons to hear the final sentence.

Folder No. 27, in a stage of summons to hear the final sentence.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Folder No. 30, currently in the stage of discussion.

Folder No. 31, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, in where the evidences are transacted several.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250 plus interest, a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest (between years 1990 and 1993), usually duplicates or triplicates de capital amounts claimed.

a.2) Corp Banca

Mortgage guarantees over Supermercados Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,687,877, ThCh$2,792,034 and ThCh$1,202,576, respectively, for credits granted by Corp Banca which as of March 31, 2006 amount to ThCh$1,875,367.

a.3) Banco del Desarrollo

As of March 31, 2006, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,524,487 and ThCh$3,442,775 respectively, and the debt's value as of March 31, 2006 amounts to ThCh$1,062,351.

a.4) Banco Bank Boston

As of the closing date of these financial statements, the capital credit as of March 31, 2006 in the amount of US$12,613,344.83 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case. It is possible to indicate that at the moment some of the indicated forest assets, were transferred in property to the related society Agricola Santa Macarena S.A.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis. Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to Bank Boston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of Bank Boston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with Bank Boston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

a.5) Kreditanstalt fur Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of March 31, 2006, the short-term and long-term debts with KfW amount to US$5.6 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of an Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

  Guaranties received from third parties

  b.1) Banco Do Brasil

  In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of March 31, 2006 amounts to ThCh$618,051. The property lodged as collateral is P.A.M. Carolina III, is limited to US$ 1,500,000.

  b.2) Banco Scotiabank SudAmericano

  Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, now of property of Renta Nacional Compania de Seguros de Vida S.A. in favor of a loan granted by Banco Scotiabank Sud Americano. The net accounting value is ThCh$1,040,918. On January 10, 2006, the debt was payment and the guarantee is in rise process.

  b.3) Banco Santander Santiago

  On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,614,313 and the debt's value as of March 31, 2006 amounts to ThCh$654,289.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified on December 6th, 2005. The building is taxed with general mortgage and enrolled prohibition in favor of the Banco Santander Santiago.

  Indirect commitments

  c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

  On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. informed that according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, the amounts of the obligations that hypothetically could affect our company, as guarantor, would reach to an amount equivalent to 30.80% for the credit of the year 1994, it is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from June 02, 2000, and 38.82% for the credit of the year 1996, it is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from March 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more of the guarantors, once concluded the respective proceedings that can begin against those, and liquidated of the other companies.

  As per our lawyer's opinion, there is no said debt, because, as it has expired the term to claim them. The argument has been explained in "State Street Bank and Trust Company against Inversiones Errazuriz and others". The bank has answered the arguments above mentioned, and, as a support to its arguments, has accompanied to the proceedings, copy of the final decision obtained by the Bank in the United States. Besides, it is still pending, before the Court of Appeal of Santiago, a motion of incompetence intended by Inversiones Errazuriz Ltda. The plaintiff have had to face several allegations, in which Inversiones Errazuriz Ltda, argues the extinction of all the debts and of all the obligations arising out of the agreements and contracts among the parties involved. At the same time, it was requested by the Chilean defendants, before Chilean Courts, to be declared the extinct all the obligations that the remaining corporations had with the Bank, through the agreements, conventions, contracts, with the expressed requested, the Court declared extinct the ordinary and executives actions whatsoever their nature and origin, that have their cause in the promissory notes, in the guarantee conventions and in the Loan Agreements. The Prejudice Relief that has been published through the media finds its foundations precisely in the obligations which extinction is requested before the Chilean Courts. All the above mentioned impede the enforcement of the American Judgment. Inversiones Errazuriz Ltda, and the other parties suited by the Bank have asked Chilean Courts to be indemnified of all the damages incurred because of the actions intended by the Bank. As a conclusion, Inversiones Errazuriz Ltda, questions the existence of the debt.

  In January 22, 2005 the definitive sentence was issued from the Supreme Court of the United States of America in which the request conducted by the judgment between Inversiones Errazuriz Ltda. and others with State Street Bank and Trust Company was denied.

  The resolution to which State Street Bank and Trust Company, assigns the character of definitive sentence, is nowadays being recognized through an EXEQUATUR Proceeding, requested by the mentioned bank before the Supreme Court, under the number of entrance 2349-2005. To the request of "pase regio", Supermercados Unimarc S.A. filed on August 4th, 2005, the conferred transfer and indicated that the mentioned resolution was dictated with infraction of all the norms related to the international regularity of the sentences. It is indicated in addition that the referred resolution is against the National Jurisdiction, to the National Public Order, in addition that its content is not the result of a previous procedure that has been transacted legally in where both parts had right to make be worth their intentions. Next to the previous thing, it is maintained that the State Street Bank is not the legitimate organization to act in addition that the bank endorsed the notes and other documents of bottom of the initiated actions, without a mandate or power from the present proprietors of the mentioned credits to the mentioned bank consists.

  c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of March 31, 2006 is of an amount of ThCh$4,422,023. The purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

  Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6th, 2005.

  c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of March 31, 2006 amounts to ThCh$2,307,069.

  c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

  c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

  c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on first degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Interagro Comercio y Ganado S.A. could have for Inversiones Culenar S.A.

  c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that the latter has in favor of Renta Nacional Compania de Seguros de Vida S.A.

  Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 40,000 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction for an amount which at present amounts to ARG$4,412,184.58 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge it same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). The remaining balance of the obligation at December 31, 2006, amounts to ThCh$355,456 (Chilean pesos), corresponding to ARG$2,097,700.99 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) As a consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assumed other commitments, including the one of maintaining harmless the buyer for all the claims previous to the closing date (July 01, 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately by US$924,746.00, retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the amount of $750,000.

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1,800,000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinean Branch.

d.6) On December 17, 1999, in the presence of Notary Public Mr. Jose Musalem Saffie, the associated company Inmobiliaria de Supermercados S.A., mortgaged the real estate known as Terreno Arturo Prat in Concepcion, which to March 31, 2006 has an accounting value of ThCh$2,869,533 to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of March 31, 2006 amounts to ThCh$2,380,513.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgaged to Inmobiliaria y Constructora Nacional S.A. the real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6th, 2005.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$384,770 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	03-31-06	03-31-05	03-31-07	Assets	03-31-08	Assets	03-31-09	Assets
Corp Banca	S. Unimarc S.A.	NO	Mortgage		5,682,487	1,875,367	0	0	0	0	0	0	0

Indirect Guaranties

There are not indirect guaranties.

24. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		03-31-06	03-31-05
Current Assets
Related companies notes receivables	PESOS ARGENTINO	296,223	0
Other currents assets	UF	25,012	43,542
Related companies notes receivables	UF	1,924,991	0
Avariable	US$	105	122
Prepaid expenses	UF	167,001	175,720
Other currents assets	PESOS ARGENTINO	295,398	0
Other currents assets		$14,239,304	20,773,586
Debtors from sales	US$	10,594	0
Notes receivables	UF	119,021	196,563
Inventories	US$	4,090	23,942
Other currents assets	US$	1,354	3,157

Fixed assets
Fixed assets		$72,828,176	86,696,603
Fixed assets	PESOS ARGENTINO	37,311,328	44,256,811

Other assets
Other assets		$19,812,815	11,676,153
Other assets	UF	54,402	63,319
Other assets	PESOS ARGENTINO	816,602	1,077,018
Related companies notes Receivables	US$	1,285,318	11,816,470
Long-term debtors	US$	347,183	366,391
Notes Receivables	UF	161,079	174,202
Other Assets	US$	7,893	9,149
Related companies notes Receivables	UF	3,853,232	0

Total Assets	PESOS ARGENTINO	38,424,153	45,333,829
	UF	6,304,738	653,346
	US$	1,656,537	12,219,231
	PESOS ARGENTINO	295,398	0
		$106,880,295	119,146,342

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		03-31-2006		03-31-2005		03-31-2006		03-31-2005
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Sundry creditors	US$	202,838	0	203,918	0	392,183	0	252,846	0
Sundry creditors	US$	21,862	0	75,434	0	0	0	0	0
Sundry creditors	US$	0	0	1,427	0	148,214	0	44,476	0
Sundry creditors	UF	168,807	0	180,732	0	23,144	0	54,855	0
Sundry creditors	UF	42,910	0	47,606	0	0	0	0	0
Sundry creditors	UF	16,562	0	14,978	0	49,262	0	44,285	0
Sundry creditors	Non-readj $	30,632	0	512,089	0	0	0	0	0
Accounts payable	Non-readj $	17,150,774	0	14,376,669	0	0	0	0	0
Accounts payable	Arg, $	369,990	0	367,301	0	174,093	0	153,046	0
Accounts payable	US$	4,230,938	0	4,451,529	0	0	0	0	0
Related co, Notes & acc, Payable	Non-readj $	11,003,554	0	11,754,203	0	0	0	0	0
Related co, Notes & acc, Payable	Arg, $	27,011	0	44,404	0	0	0	35,907	0
Related co, Notes & acc, Payable	UF	108,449	0	98,297	0	322,678	0	300,538	0
Notes payable	Arg, $	18,123	0	85,021	0	7,005	0	0	0
Notes payable	Non-readj $	167,896	0	35,152	0	0	0	0	0
Notes payable	US$	6,017	0	3,613	0	0	0	0	0
Obligations with banks	UF	609,408	0	1,345,109	0	0	0	0	0
Obligations with banks	US$	0		0	0	3,633,859	9.00%	9,464,075	8.00
Obligations with banks	Arg, $	106,407	0	44,880	0	114,186	0	91,174	0
Obligations with banks	Non-readj $	842,630	0	218,531	0	0	0	0	0
Other liabilities	Arg, $	218,220	0	207,311	0	0	0	0	0
Other liabilities	Non-readj $	1,003,891	0	1,218,436	0	0	0	0	0
Other liabilities	US$	99,448		115,280	0	298,344	0	345,844	0
Total Current Liabilities	US$	4,561,103	0	4,851,201	0	4,472,600	0	10,107,241	0
	UF	946,136	0	1,686,722	0	395,084	0	399,678	0
	Non-readj $	30,199,377	0	28,115,080	0	0	0	0	0
	Arg. $	739,751	0	748,917	0	295,284	0	280,127	0

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 03-31-2006
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	254,640	0	332,475	0	983,439	0	0	0
Sundry creditors	US$	794,401	0	0	0	0	0	0	0
Sundry creditors	US$	1,330	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1,591,494	0	1,837,893	0	3,231,044	0	10,536,161	0
Other long term liabilities	US$	795,584	0	99,448	0	0	0	0	0
Obligations with banks	UF	1,277,102	0	0	0	0	0	0	0
Obligations with banks	US$	5,267,588	0	791,718	0	989,651	0	0	0
Notes payable	ARG, $	508,737	0	303,742	0	0	0	0	0
Other related co, Notes & acc. Payable	US$	756,900	0	0	0	0	0	0	0
Obligations with banks	ARG, $	113,501	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	433,811	0	0	0	0	0	0	0
Total Long Term Liabilities
	UF	3,123,236		2,170,368		4,214,483		10,536,161
	US$	7,615,803		891,166		989,651		0
	ARG, $	622,238		303,742		0		0
	$ non readj.	433,811		0		0		0

Long Term Liabilities Previous Period 03-31-2005
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,235,674	0	638,465	0	0	0	0	0
Obligations with banks	US$	8,546,051	0	917,767	0	1,606,097	0	0	0
Obligations with banks	ARG, $	483,952	0	203,761	0	0	0	0	0
Obligations with banks	$ non readj.	282,236	0	0	0	0	0	0	0
Sundry creditors	UF	229,685	0	300,658	0	943,529	0	164,378	0
Sundry creditors	US$	1,040,612	0	305,312	0	0	0	0	0
Sundry creditors	US$	177,988	0	0	0	0	0	0	0
Sundry creditors	US$	6,973	0	0	0	0	0	0	0
Other notes curr acct payables	ARG, $	0	0	0	0	0
Other notes curr acct payables	$non readj.	0	0	0	0	0	0	0	0
Related companies other notes curr acct payables	US$	989,038	0	0	0	0	0		0
Related companies others notes curr acct payables	UF	1,479,702	0	1,708,799	0	3,004,094	0	11,451,239	0
Other long-term liabilities	US$	922,248	0	576,405	0	0	0	0	0
Notes payables	US$	405,725	0	371,652	0	154,632	0	0	0
Notes payables	ARG, $	0		0		0	0	0	0
Total Long term liabilities
	UF	2,945,061		2,647,922		3,947,623		11,615,617
	US$	12,088,635		2,171,136		1,760,729		0
	ARG,$.	483,952		203,761		0		0
	$non readj	282,236		0		0		0
	$non readj	0		0		0		0

25. PENALTIES

At March 31, 2006, doesn't exist sanctions that affect neither to the society or their management.

26. LATEST FACTS

To the date of presentation of the present financial statements later facts don't exist.

27. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

28. ACCOUNTS PAYABLE

At March 31, 2006 and 2005, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2006 ThCh$	2005 ThCh$
Suppliers of Goods	19,933,716	17,934,655
Suppliers of Frozen	802,779	808,868
Suppliers of Transportation	60,428	84,676
Hipermarc Suppliers	544,083	520,348
Total	21,341,006	19,348,547

29. PREPAID EXPENSES

At March 31, 2006 and 2005, the breakdown of this item is the following:

ITEMS	2006 ThCh$	2005 ThCh$
Operating Materials	540,979	460,414
Prepaid Publicity		175,698
Prepaid insurance	166,911
Other prepaid expenses		202,786
Total	707,890	838,898

30. SHORT AND LONG TERM SUNDRY CREDITORS

At March 31, 2006 and 2005, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	664,481	476,407	2,364,955	2,984,175
Securities Received	53,083	48,140
Drawn and not collected checks	135,611	41,425
Computational System Financing	21,862	75,433
Other creditors (Insurance, Freight, Custom Duties)	806,168	791,241	1,330	184,963
Total	1,681,205	1,432,646	2,366,285	3,169,138

ESSENTIAL FACTS

Essential Fact dated March 13, 2006

According to article 9 and 10, both of the Law 18,045, I communicate the following essential fact regarding the society.

In Meeting of the Board of Directors taken place with date May 2, 2005, it was agreed to accept Mr. Victor Cantillano Vergara resignation as Directors of the society, being left at the moment this position vacant, until the next Shareholders Ordinary Meeting.

Essential Fact dated April 28, 2006

According to article 9 and 10, both of the Law 18,045, I communicate the following essential fact regarding the society.

In Shareholders Ordinary Meeting entered into April 26, 2006, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

Mr. Francisco Javier Errazuriz Ovalle (Chairman)

Mr. Ramon Mendez Cifuentes (Directors)

Mr. Cesar Macias Quiroz (Directors)

Mr. Elias Errazuriz Errazuriz (Directors)

Mr. Patricio Bosselin Molina (Directors)

Mr. Guillermo Cataneda Latorre (Directors)

Mr. Joaquin Abbott Galaz (Directors)

REASONED ANALYSIS

    Assets

As of March 31, 2006 the consolidated assets of Supermercados Unimarc S.A., evidence a decrease of 13.41% in relation to March, 2005, the main variations are reflected in the Fixed Assets, according as is described in point 4.1 of these analyses, and Documents and Accounts to receive of Related Companies, that display a decrease with respect to the previous year.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of March 31, 2006 evidence a decrease compared with March, 2005, mainly because the decrease of 43.46% in Obligations with Banks and Financial Institutions of Short and Long Term, product of the service of this financial debt in the present exercise, as Documents To pay to Related Companies also display a decrease and Accounts Payable increase of 10.30%.

1.3 Current Liquidity

The liquidity index is 0.41 times as of March 31, 2006, the one that diminishes respect to the same period of the previous year in 10.87% and relation to December, 2005 of 6.82%.

1.4 Acid Test

This rate was 0.15 times as of March 31, 2006, whereas to March 2005 it was 0.23 times, which in percentage terms is a decrease of 34.78% and relation to December, 2005 of 6.25%.

1.5 Rate of Indebtedness:

This index as of March 31, 2006, is 0.89 times, which evidence a decrease in relation to diminish March 2005, as per result to the decrease of Documents and Accounts Payable to Related Companies, Financial Obligations with Banks and Institutions of Short and Long Term, despite the increase of the Accounts Payable.

1.6 Short and Long Term Debts in relation with Total Debts

The index of short term debt on the total debt was 57.4% as of March 2006 and 54.8% in March 2005, this index, evidences the increase of Accounts Payable, despite the increase Documents and Accounts Payable to Related Companies and Obligations with Banks and Financial Institutions. The index of Long Term Debt shows the variation of Obligations with Banks and Financial Institutions due to debts that expire within a year reclassified from Long Term Debt towards Short Term Debt.

1.7 Cover of financial expenses

The consolidated index as of March 31, 2006 is smaller compared with equal period of the previous year.

2.- Analysis of Result

During the year the company obtained less ThCh$ 2,397,879 as a best result, compared with the obtained in 2005, caused by the increase of the Operating Income and Non Operational Result.

2.1 Operational Incomes

The operational income of Supermercados Unimarc S.A. and its subsidiaries as of March 2006 were best in 4.13%.

2.2 Operational Costs

As of March 2006 costs as a percentage of Operational Income, represent a decrease of 1.46%, in relation to March 2005, due to a certain extent by the introduction of products that have smaller cost associated.

2.3 Operational Margin

The Operational Margin as a percentage of Operational Income compared both years, improves in 5.22% and moved from 21.82% in March 2005 to 22.96% in March 2006.

2.4 Administration and Sales Expenses

The Administration and Sales Expenses as a percentage of Operational Income, were 28.65% in March 2006, and 27.87% for equal period of the previous year.

2.5 Operational Result

This result as of March 2006 reached ThCh$(1,563,978) result that respect to equal period of the previous year, improvement in 2.0%.

2.6 Non Operational Result

The non operational result as of March 2006 evidence an improvement of 48.01% respect to equal period of the previous year due to by the decrease in Financial expenses, despite Other Non Operational Income also evidence a decrease.

2.7 Financial Expenses

The Financial Expenses of the Company to March 2006 evidence a decrease compared with March 2005, due to by minor financial liabilities.

2.8 Result before taxes, depreciation, amortization, financial expenses and extraordinary items

This index as of March 2006 is great with the registered to equal period of the previous year caused by the best global result.

2.9 Utility (Loss) after Taxes

The result as of March 2006 represent a loss that decrease respect to the result for equal period of the previous year.

  Cash Flow Analysis

The final balance of cash and cash equivalent as of March 31, 2006 and 2005 was ThCh$ 451,727 and ThCh$ 432,979, respectively.

Concepts and Periods 2006 2005

ThCh$ ThCh$

Operational activities Flow 1,298,731 (5,352,023)

Financing activities Flow (1,124,041) 3,634,837

Investment activities Flow 121,829 99,500

Inflation effect (408) (16,645)

Inicial balance 399,274 2,067,310

Final balance in cash and cash equivalent 451,727 432,979

The variation in operational activities as of March 2006 respect to the previous year, is explained by a smaller payment to suppliers and personnel, despite the collection of sales debtors decrease.

The variation in Financing activities Flow comparing both years it is explained by the global decrease the obtaining of loans and the obtaining of loans from related companies.

The Investment activities Flow shows an decrease in the sales of fixed assets and the increase in the incorporation of these.

4. Activity and analysis of differences of books values and economic values of the main assets

On the consolidated total assets of the society, 71.72% are Fixed Assets, 3.56% correspond to Accounts to Receive with Related Companies of short and long term, and 6.93% to Inventories. By the assets that are received to Related Companies doubts in the payment of 100% of these debts do not exist. The goods of Fixed Assets appear to their cost of acquisition, with currency adjustment and linearly depreciated on base of the years of useful life in each group of goods according to legal dispositions that the Taxes Authorities has distributed. Respect the Inventories, these appear to their average cost and their value thus determined does not exceed their net values of release.

    Investments and Sales

    During the period under analysis sales and investments are the following:

    The investments, corresponded to machineries, furniture and installs, vehicles, and remodeling of some sales places. The main sales in the period are:

    - Land and Building Providencia Supermarkets, in Providencia County

    - Vehicles, 3 trucks and 2 cranes were sold.

    Rotation of Inventories

As of March 31, 2006 rotation is 1.98 times and 1.75 times to equal period of 2005 year, correspond to an increase of 13,30%, which reflects the growth in the volume of sales of this first quarter 2006.

4.3 Permanence of Inventory.

As of March 31, 2006 the inventory permanence is 45.37 days and to equal period of the previous year it is 51.40 days, due to increase the growth in the volume of sales.

5. Analysis of Yield

5.1 Yield of the Equity

As of March 31, 2006 this yield is smaller in 11.54% to the produced one in the previous year.

5.2 Yield of the Assets

In the year 2006 the yield of the assets is smaller in 14.29% in relation with year 2005.

5.3 Yield of Operational Assets

The yield of these assets as of March 31, 2006 is less 10.13% that represents an improvement respect equal period of the previous year that was less 9.35%. This reflects the increase of operational result for the present exercise. The accounts of assets considered in this analysis are: Sales debtors, Documents Debtors, Several Debtors, Inventories, Taxes to Recover and Advanced Paid Expenses.

5.4 Utility per Share

The result per share as of March 31, 2006 was Ch$(1.90) whereas for equal period 2005 year it was Ch$(1.98).

5.5 Return of Dividends

Under the period analyzed, dividends were not distributed. The value by each share as of March 31, 2006 and 2005 is Ch$17.0 and
Ch$ 26.90 respectively.

6. Markets in which it participates, the competition that faces, and its relative participation

The Chilean supermarket market is compound mainly by Unimarc chains, D&S Lider; Cencosud with Jumbo marks, Las Brisas, Santa Isabel; Falabella and its acquisition of San Francisco Supermarkets; they follow them Montserrat Supermarkets, Economax and Rendic. According to numbers of the sector Union, at the end of 2004, both main operators of the country, D&S and Cencosud, distributed 53% of more and more interesting industry.

In 2005 year, the three greater supermarkets institutions in Chile, D&S, Falabella and Cencosud, sent to a strong expansion program in order to take more presence in the country. While the owner of Leader and the Main of Paulmann Group bet to add sales points in regions and small cities, Falabella looks for to extend its mark San Francisco in the counties of Santiago City, with which it aspires to take 10% from the sector. Also, in December Tottus Supermarket in Puente Alto County was inaugurated as a first one. Nevertheless, the investments of Falabella do not stop and in 2006 year the company, and in present March its open the Supermarket in Nataniel Cox street.

On the other hand, Unimarc counts with 41 places and market participation with 3.5%, starting an aggressive commercial and financial strategy that it tries to elevate the level of sales.

The new airs of Unimarc are oriented to be different from the great chains with a supply of imported products from different countries such as Denmark, India, Holland, Indonesia, Argentina, Colombia, Ecuador and Mexico, among others, with high quality to very low cost for clients.

7. Analysis of market Risk.

In March 2006, the IMACEC grew 4.9% ruining the projections of the experts, who considered a greater growth. With this preliminary number, the minister Andres Velasco has considered a growth of 6.0% for year 2005.

The Index of physical sale of manufacturing industry registers to February, 2006 an increase 5% respect to level reached in February, 2005. With this, the annual movable average of industry grew in 5.9%. The quarterly movable average increased 6.3%.

The inflation index registered in the March, 2006 a monthly variation 0.6% accumulating in the year an increase 0.6% and respect to the March, 2006 an increase 4%.

The observed dollar average of the quarterly October to March 2006 was 526 chilean pesos by dollar.

The national rate of unemployment reached to 7.9% in the quarterly January to March, 2006 and the work force increase 3.1%.

7.1 Risk of interest rate and exchange rate.

From this point of view the society maintains debts to average rate 5.47% and is compound in 22.66% in national currency and 77.34% in foreign currency, mainly American dollars.

Supermercados Unimarc S.A. does not count on financial derivatives contracts that allow to diminish the exchange risk or the fluctuation of the interest rate. From the point of view of the result we can say that Operational Income of Supermercados Unimarc S.A. in foreign currencies represents 0.82% of the total of the Operational Income, which are made up of a 93.12% in Argentine pesos, as a result of operational income of our Argentine subsidiary Supermercados Hipermarc S.A. and 6.88% which they correspond to dollars in exports of our Chilean subsidiary Interagro Comercio y Ganado S.A.

The Operational Costs in foreign currencies represent 0.18% of total Operational Cost of Supermercados Unimarc S.A. and correspond in 100% to Argentine pesos, since the costs of our subsidiary Interagro Comercio y Ganado S.A. are in Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2006
ASSETS	31/MAR/06	31/DIC/05	30/SEP/05	31/MAR/05
Available	451,727	399,273	107,809	433,083
Time Deposits	0	0	0	0
Net Negotiable Securities	0	0	0	0
Deborts From Sales (Net)	2,064,782	2,073,402	1,656,003	1,849,129
Notes Receivables (Net)	741,294	1,043,605	720,609	1,585,756
Sundry Debtors (Net)	448,086	77,243	1,391,360	490,713

Related Co. Bills receivables and Debtors	1,619,727	1,504,761	8,626,376	4,692,250
Inventories (Net)	10,643,628	10,934,287	11,399,021	10,700,771
Recoverable Taxes	297,206	391,815	222,667	506,508
Prepaid Expenses	707,890	819,945	817,503	838,898
Deferred Taxes	79,325	116,235	122,711	0
Other Current Assets	29,428	41,218	103,748	119,522
Total Current Assets	17,083,093	17,401,784	25,167,807	21,216,630

Land	30,028,147	29,897,429	39,852,093	40,443,071
Construction and Infrastructure Works	48,326,957	47,342,490	50,623,775	55,510,105
Machinery and Equipment	18,579,547	18,619,573	18,626,476	24,243,545
Other Fixed Assets	35,472,273	35,250,545	35,385,345	39,036,431

Depreciation (Less)	(22,267,420)	(21,287,626)	(20,699,050)	(28,279,736)
Total Fixed Assets	110,139,504	109,822,411	123,788,639	130,953,416

Investment in Related Companies	3,764	3,826	3,680	2,786
Investments in other companies	0	0	0	0
Lower Value of Investments	13,214,226	13,486,902	13,763,888	14,361,316
Higher Value of Investments (less)	(30,196)	(31,324)	(32,462)	(34,700)
Long - Term Debtors	508,263	510,375	518,701	540,593
Related Comp. Bills Receivable and Debtors	3,853,232	3,854,352	0	0
Deferred Taxes	7,540,772	7,632,869	7,615,912	8,828,492
Intangibles	9,755	9,589	9,873	10,777
Amortization (Less)	0	0	0	0
Other	1,238,634	1,226,421	1,437,492	1,473,439
Total Other Assets	26,338,450	26,693,010	23,317,084	25,182,703

Total Assets	153,561,047	153,917,205	172,273,530	177,352,749

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2006
LIABILITIES	31/MAR/06	31/DIC/05	30/SEP/05	31/MAR/05
Short-Term Obligation Banks & Financial Inst.	1,680,402	1,683,549	2,551,396	7,281,278
Obligation with Banks & Financial Inst. L/T Portion	3,626,088	3,586,355	3,570,619	3,882,493
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	21,341,006	19,044,520	18,259,454	19,348,547
Notes Payable	199,041	67,466	172,532	119,077
Sundry Creditors	1,681,205	1,487,206	1,606,315	1,432,646
Related Co. Notes and Accounts Payable	11,461,693	11,681,737	24,972,399	12,238,060
Provisions	573,983	662,363	712,850	805,059
Withholdings	647,588	630,191	550,003	532,132
Income Tax	0	0	0	0
Income Received in Advance	398,258	386,882	403,676	461,124
Deferred Taxes	0	0	0	88,556
Other Current Liabilities	0	0	0	0
Total Current Liabilities	41,609,264	39,230,269	52,799,244	46,188,972
Obligations with Banks & Financial Inst.	8,873,371	9,609,296	10,740,591	13,914,006
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	812,479	766,541	708,273	932,010
Sundry Creditors	2,366,285	2,501,710	2,729,892	3,169,138
Related Co. Notes and Account Payable.	17,953,491	18,092,857	18,114,478	18,632,875
Provisions	0	0	0	0
Other long-term Liabilities	895,032	965,719	1,110,109	1,498,655
Total long-term Liabilities	30,900,658	31,936,123	33,403,343	38,146,684
Minority Interest	16,853	17,227	18,196	21,363
Paid-in Capital	59,925,903	59,746,125	58,364,128	60,215,121
Capital Revaluation Reserves	(179,778)	0	1,400,739	(481,721)
Share premium	30,559,397	30,559,397	30,568,983	30,552,888
Other Reserves	(9,340,450)	(10,039,014)	(8,963,181)	(5,355,333)
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	69,200	2,467,078	4,682,078	8,064,775
Future Dividends Reserves	0	0	0	0
Accumulated Profits	2,467,079	10,565,967	10,569,281	10,563,716
Accumulated Losses (less)	0	0	0	0
Profit (Loss) of the Period	(2,397,879)	(8,098,889)	(5,887,203)	(2,498,941)
Interim Dividends (less)	0	0	0	0
Total Equity	81,034,272	82,733,586	86,052,747	92,995,730
Total Liabilities	153,561,047	153,917,205	172,273,530	177,352,749

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2006
INCOME STATEMENT	31/MAR/06	31/DIC/05	30/SEP/05	31/MAR/05

Trading Income	27,481,191	109,864,153	79,336,602	26,392,195
Operating costs	(21,172,304)	(83,056,066)	(59,699,500)	(20,632,876)
Trading Margin	6,308,887	26,808,087	19,637,102	5,759,319
Adm. and Sales Expenses	(7,872,865)	(30,899,529)	(22,529,950)	(7,354,625)
Operating Results	(1,563,978)	(4,091,442)	(2,892,848)	(1,595,306)
Financial Income	19,529	24,865	14,109	2,063
Related Co. Invest. Profits	12	93	0	947
Other non-operating income	50,456	420,726	289,383	180,647
Related Comp. Invest. Losses	0	0	(55)	0
Lower Value Invest. Amortization	(272,675)	(1,206,623)	(935,604)	(332,061)
Financial Expenses	(626,264)	(3,309,153)	(2,448,047)	(1,011,098)
Other non-operating expenses	(12,846)	(90,522)	(16,185)	(5,980)
Price-level restatement	82,850	629,543	627,602	(162,258)
Exchange rate differences	74,482	(336,816)	(288,105)	(97,954)
Non-Trading Income	(684,456)	(3,867,887)	(2,756,902)	(1,425,694)
Profit Before Tax	(2,248,434)	(7,959,329)	(5,649,750)	(3,021,000)
Income Tax	(151,253)	(147,363)	(243,641)	519,733
Consolidated (Loss) Profit	(2,399,687)	(8,106,692)	(5,893,391)	(2,501,267)
Minority Interest	680	3,291	2,803	1,198
Net (Loss) Profit	(2,399,007)	(8,103,401)	(5,890,588)	(2,500,069)
Higher Value Invest. Amortization	1,128	4,512	3,385	1,128
Profits (Loss) of the Period	(2,397,879)	(8,098,889)	(5,887,203)	(2,498,941)

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2006
FINANCIAL RATIOS	31/MAR/06	31/DIC/05	30/SEP/05	31/MAR/05
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	(1.90)	(6.42)	(4.67)	(1.98)
Book Value ($)	64.22	65.57	68.20	73.70